

September 25, 2014

<u>**Via Email**</u>
Andrew Freedman, Esq.
Olshan Frome & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

Re: Darden Restaurants, Inc.
Definitive Additional Soliciting Materials filed on Schedule 14A by Starboard, et al.
Filed September 9-25, 2014
File No. 1-13666

Dear Mr. Freedman:

We have reviewed your filings and have the following comments. .

1.   We await a response to our letter dated September 16, 2014.

2.   We remind you of our prior comments regarding the characterization of assertions as opinions versus facts. In future filings, please consistently identify statements that are opinions as such, ensure that a reasonable basis for such statements exists, is evident and/or is provided to the staff supplementally. For example, we note unqualified assertions that the company's slate is "massively flawed…suboptimal…and ill-equipped" or unqualified assertions stating that your nominees are the "best director candidates with the best plan…" or "supremely qualified…"

3.   In future filings, please avoid implying or stating that the Board is deliberately misleading shareholders or has a "strategy… to misrepresent the truth…" Refer generally to Note b to Rule 14a-9.

*   *   *

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact me at (202) 551-3757 if you have any questions regarding our comments.

      Sincerely,

      /s/ Mellissa Campbell Duru

      Mellissa Campbell Duru
      Special Counsel
      Office of Mergers and Acquisitions